BY EDGAR

Ms. Jennifer Thompson

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Phone Number: (202) 551-3737

October 24, 2014

Re:	Brazilian Distribution Company
Form 20-F for the Fiscal Year ended December 31, 2013
Filed April 30, 2014
File No. 001-14626

Dear Ms. Thompson:

Brazilian Distribution Company (Companhia Brasileira de Distribuição, or the “Company”) has received the Staff’s comment letter dated September 26, 2014 concerning the above-referenced filing on Form 20-F (the “20-F”).

The Company acknowledges that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company advises you as follows regarding your comments.  The Company also advises you that once your review process of the 20-F is concluded, the Company will file an amendment to the 20-F to include the revised disclosures and incorporate the Staff’s comments as appropriate.

SEC Comment No. 1

Reference is made to your fourth quarter and fiscal year 2013 earnings call and the significant flood that occurred during the second half of 2013 that flooded your distribution center in Iraja, Rio de Janeiro resulting in major merchandise losses discussed during the call. Please tell us your assessment of the qualitative and quantitative significance of this event as well as if and how you considered making related disclosure.

Response to Comment No. 1

The Company has considered the Staff’s comments. First, the Company clarifies to the Staff that, as a result of the flood occurred on the night of December 11, 2013, the distribution center located in the city of Irajá, state of Rio de Janeiro, was non-operational from that night until the end of the following day.  The Company also clarifies that from December 13, 2013 through December 15, 2013 the distribution center operated with certain limitations.  As from December 16, 2013 the distribution center fully resumed its ordinary course of operations.  Moreover, the Company notes that substantially all of the orders affected by the flood event were delivered by December 31, 2013.

Second, losses incurred, including cleaning and maintenance costs, and damage to merchandise and property totaled approximately R$3.2 million, some of which may be covered by insurance.

Based on the foregoing, the Company notes that, from a quantitative perspective, its financial condition and results of operations did not suffer a material impact from the flood that occurred in the distribution center.  Furthermore, from a qualitative perspective, despite the suspension of operations of the distribution center for a few days and the increased number of complaints from customers during that period, the Company quickly responded to the situation.  As a result, complaints decreased after the operations of the distribution center returned to normal.

Accordingly, the Company respectfully advises the Staff that it does not plan to make any disclosure related to the flood event that occurred in December 2013 in the distribution center in the city of Irajá, state of Rio de Janeiro.

SEC Comment No. 2

Please revise your organizational structure chart to include ownership percentages that are clear and visible in future EDGAR filings.

Response to Comment No. 2

The Company will revise the disclosure in future filings to include the organizational structure chart with ownership percentages as indicated below:

SEC Comment No. 3

Please tell us how the amounts presented within the debt and debentures line items included in your table of contractual obligations reconcile to those presented in your financial statements. Provide a reconciliation if necessary to support your explanation. Additionally, please tell us whether your schedule of contractual obligations includes interest on long-term obligations. If included, please revise to separately quantify these amounts. If not included, to the extent interest payments represent a material cash commitment, please revise to include them. This information may be disclosed in a footnote to this table provided it is presented for the same periods applicable to the table. Please refer to Item 303(a)(5) of Regulation S-K.

Response to Comment No. 3

The Company clarifies to the Staff that the information within the debt and debentures line items in the table of contractual obligations reconciles to the information in the financial statements presented in detail in Note 19, as follows:

R$ millions
As Reported – Contractual Obligations Table

Debt	5,281.1
Debentures	3,844.0
Estimated interest payments	114.0
Financial lease	253.7

Subtotal loans and financing	9,492.8

As Reported – Note 19

Total loans and financing - current	5,171.4
Total loans and financing - noncurrent	4,321.9

Total loans and financing	9,493.3

Difference - rounding	0.5

Additionally, the Company notes that the amounts included in the debt and debentures line items in the contractual obligations table include accrued interest as of December 31, 2013.  As further indicated in footnote (a) to the contractual obligations table below, the estimated interest payments line item reflect the impact of unrealized losses on the Company’s cross-currency and interest swap contracts on certain of its debt instruments.

The Company will revise the contractual obligations table in future filings to include estimated interest to be incurred in connection with long-term debt and debentures (not recorded at year-end) through the contractual maturity date to be consistent with the additional liquidity information as reported in the Company’s financial statements (Note 20 – Financial instruments in the 2013 consolidated financial statements).  The revisions the Company expects to make in future filings are indicated in bold and red in the table below:

		Payment Due by Period
Contractual Obligations		Total	Less than one year	One to three years	Three to five years	After five years
		(in millions of reais)

Long-term debt		5,737.8	3,948.9	1,465.4	304.7	18.9
Principal		5,175.3	3,754.3	1,158.7	244.2	18.2
Interest	(a)	562.5	194.6	306.7	60.5	0.7
Debentures		4,376.7	1,539.4	2,837.4
Principal		3,610.0	1,010.0	2,600.0
Interest	(a)	766.7	529.4	237.4
Taxes, other than on income		2,041.5	968.5	288.0	418.0	367.0
Financial Leasing		254.8	56.3	70.4	72.0	56.1
Operating lease		10,229.0	1,270.0	1,936.5	1,936.5	5,086.0
Total contractual obligations		22,639.9	13,368.2	10,914.0	3,035.9	5,546.9

Note: For additional information, refer to Note 19 – Loans and financing, Note 20 – Financial instruments, Note 21 - Income and social contribution taxes payable and taxes payable in installments, and Note 25 – Leasing transactions, of this Annual Report on Form 20-F.

	(a)

Interest includes estimated interest, based on outstanding principal amounts, to be incurred from December 31, 2013 through the respective contractual maturity dates, as well as projected market interest rates (especially the Brazilian CDI rate) and foreign currency rates for our variable rate debt obligations, net of the fair value of derivative instruments classified as fair value hedges and swap transactions.

SEC Comment No. 4

You disclose your Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) evaluated the effectiveness of your disclosure controls and procedures (“DCPs”) as of December 31, 2012, and in the subsequent sentence state your CEO and CFO concluded your DCPs were effective as of December 31, 2013. Please revise for consistency.

Response to Comment No. 4

Once the Staff’s review process is concluded, the Company will file an amendment to the 20-F to revise the disclosure in the 20-F to correct the editorial error and refer to December 31, 2013 instead of December 31, 2012.

SEC Comment No. 5

We note the revision to your financial statements referred to in your auditor’s report and described in Note 2 on page F-15. Please tell us whether the revisions to your financial statements resulted from a weakness in your disclosure controls and procedures or material weakness in your internal control over financial reporting. If so, please tell us how you considered the need for restatement in reaching your conclusions as to the effectiveness of your internal control over financial reporting and your disclosure controls and procedures.

Response to Comment No. 5

Prior to 2013, the Company had recorded all amounts receivable related to supplier bonuses as a component of trade accounts receivable in its consolidated balance sheet.  During the fourth quarter of 2013, the Company determined that, based on the terms of agreements entered into with certain suppliers and the Company’s historical practice of settling the amounts receivable related to supplier bonuses by offsetting the supplier receivables with related supplier trade payables, there was sufficient evidence to support the offsetting of these amounts in the consolidated balance sheets based on the criteria for offsetting in IAS 32 (paragraphs 42-50), more specifically that the Company (i) has a legally enforceable right to setoff the amounts receivable related to supplier bonuses and (ii) has demonstrated intent to either settle on a net basis or realize the assets and settle the liability simultaneously.

The Company concluded that the restatement for the reclassification of the prior balance sheet presentation was not material because, in the judgment of management:

•         The impact of the reclassification on the prior financial statements was isolated to trade accounts payable and trade accounts receivable (limited to the presentation of trade accounts payable net of the amounts receivable related to supplier bonuses) with no impact on reported working capital, revenue, costs and expenses, net income, net equity, or cash flows from operations.

•         As a percentage of total assets, the reclassification represented only 1.6% in 2012 and 0.9% in 2011.  As a percentage of total liabilities, the reclassification represented 2.4% in 2012 and 1.4% in 2011.

•         The amounts related to receivables from suppliers and accounts payables were properly measured and recorded as captured by the Company’s internal systems.

•         For all prior periods presented, the amounts related to receivables from suppliers were separately and transparently disclosed as part of the trade accounts receivable balance in the notes to the consolidated financial statements.  These related amounts continue to be disclosed separately as part of the trade accounts payable balance in the notes to the consolidated financial statements.  As such, the Company believes that it provided and continues to provide sufficient information with respect to amounts recorded under its supplier bonus arrangements.

•         The reclassification had no effect on debt covenants or on other obligations of the Company.

•         The restatement for the reclassification of the financial statements did not change or in any manner affect any trends in the Company’s financial condition and results of operations.

•         The impact of the reclassification did not significantly alter the total mix of information made available to users of the financial statements.

While the Company’s conclusion with respect to the reclassification was that it was not material, the Company decided to restate the prior balance sheet presentation given the isolated nature of the impacts and to facilitate consistency and comparability with the 2013 presentation.

Furthermore, the Company concluded that the effect of such restatement for reclassification did not change its conclusion on the effectiveness of its internal controls over financial reporting or in its disclosure controls and procedures as disclosed in its 2012 annual report on Form 20-F, for the quantitative and qualitative reasons described above as to nature and the magnitude of the reclassification and because the change in classification did not arise as a result of a material weaknesses in its controls and procedures or, in any instance, as a result of fraud related to the presentation of the financial statements.

The Company concluded that its internal controls in connection with monitoring and reviewing supplier bonus programs and balances were adequately designed and functioning appropriately to enable the Company to identify and correctly address the reclassification.  Additionally, an enhanced policy with respect to supplier bonus classification and supplemental review procedures was implemented and functioning at December 31, 2013 to ensure the correct presentation of supplier bonuses in its financial statements.

As a result, the Company determined that no additional disclosures regarding its disclosure controls and procedures or its internal controls over financial reporting were necessary.

SEC Comment No. 6

We note your presentation of financial statements as of and for each of the three years in the period ended December 31, 2013. However, the auditor’s report of Deloitte Touche Tomhatsu currently included in your filing only covers the two years in the period ended December 31, 2013. We also note you restated your statement of cash flows for the year ended December 31, 2011 and you disclose on page 97 that Ernst & Young Terco Auditores Independentes S.S. performed the audit of your financial statements for that year. Item 8(A)(2) of Form 20-F requires the presentation of three years of audited financial statements. Please amend your filing to include an audit opinion that covers all periods presented.

Response to Comment No. 6

Once the Staff’s review process is concluded, the Company will file an amendment to the 20-F to include the audit report of Ernst & Young Terco Auditores Independentes S.S. for the year ended December 31, 2011.

SEC Comment No. 7

The scope paragraph of the audit report makes reference to “…the related consolidated statements of income, comprehensive income, shareholders’ equity…” These financial statement names do not agree to the financial statement names on pages F-5 and F-8, which are the statements of “income and comprehensive income,” and “changes in shareholders’ equity.” Additionally, we note that the financial statement names on pages F-5 through F-11, as well as the headers to each of the pages of your notes to the financial statements do not label such statements as consolidated. Please request your auditor to revise the financial statement names in its report for consistency, and if correct, revise the titles and header of the notes to your financial statements to state they are consolidated.

Response to Comment No. 7

Once the Staff’s review process is concluded, the Company will file an amendment to the 20-F to revise the financial statements names on pages F-5 and F-11 for consistency with the audit report as well as the titles and headers of the notes to the Company’s financial statements to state that they are consolidated as noted by the Staff.  The Company’s auditor will also revise the financial statement names in its report for consistency.

SEC Comment No. 8

We note your presentation of a column in the statement of cash flows labeled “01.01.2012”. We also note your disclosure on page F-15 related to the restated balances presented therein. Please tell us if the amounts included in the “01.01.2012” column in your statement of cash flows relate to the year ended December 31, 2011, and if so revise the column header for consistency. If not, please tell us what period the amounts relate to.

Response to Comment No. 8

The Company confirms that the amounts included in the “01.01.2012” column do relate to the year ended December 31, 2011.   Once the Staff’s review process is concluded, the Company will file an amendment to the 20-F to revise the header in the consolidated statements of cash flows to correct the editorial error as noted by the Staff.

SEC Comment No. 9

You disclose that returns and cancellations are recognized when incurred. Please tell us in greater detail about your accounting policy for returns and cancellations. Refer to IAS 18.17.

Response to Comment No. 9

The Company clarifies to the Staff that its policy with respect to returns and cancellations is to record estimated returns and cancellations as sales revenue is incurred.  These estimates are based on sales volumes and historical returns and cancellation data for each of its business segments. Revenue is recorded net of returns and cancellations.

Additionally, the Company notes the following with respect to these commercial practices:

•         The Company’s policy is not to accept returns in exchange for refunds in any of its segments, except for a seven-day return period in the e-commerce segment, in compliance with Brazilian law.

•         In the food retail and cash and carry segments, returns usually occur as cancellation of transactions at the point of sale before the sale transaction is consummated.

•         In the home appliance and e-commerce segments, returns related to defective products are generally either reimbursed to the Company by its suppliers or refunded directly to clients by third-party extended warranty programs.

Based on the above factors and considering historical data, the Company has concluded that the estimated provisions for future sales returns is not material.

The Company will revise its accounting policies disclosures in future filings to clarify its policy with respect to returns and cancellations as indicated above.

SEC Comment No. 10

We note your disclosure regarding the acquisition of Bartira starting on page F-52, that you recorded R$603,691 thousand of goodwill as compared to net assets acquired of R$98,615 thousand, and your disclosure on page F-53 that the goodwill on acquisition is supported by the future profitability of the furniture products sold in Via Varejo’s stores. Paragraph B64(e) of Appendix B to IFRS 3 requires a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition or other factors. Given the significant amount of goodwill recognized as compared to net assets acquired, please tell us in greater detail what factors make up the goodwill recognized. In your response, please specifically address the results of Bartira you have presented on page F-14.

Response to Comment No. 10

The Company informs the Staff that the goodwill recognized on the acquisition of Indústria de Móveis Bartira Ltda. (“Bartira”) is comprised almost entirely of the expected economies of scale and cost synergies associated with vertically integrating the manufacturing operations of Bartira with the retail operations of the Company’s home appliance segment, in particular with Via Varejo.

Bartira manufactures furniture exclusively for Via Varejo. Approximately 25% of Via Varejo’s revenues derive from the sale of furniture, of which approximately 25% derive from the sale of products manufactured by Bartira. Thus, the acquisition of control of Bartira was strategic to ensure continued supply of furniture from an important manufacturer.

In addition, the acquisition also enabled the Company to (i) vertically integrate its retail furniture operations, (ii) benefit from Bartira’s low cost structure given its scale as one of the largest furniture manufacturers in Latin America in terms of production volume, and (iii) maintain the significant operating efficiencies and synergies (including logistics, sales and administrative costs) developed through the historical relationship between the Company and Bartira.  The combined effect of these factors, in turn, enables the Company to maintain relatively higher margins on the sale of furniture manufactured by Bartira and sold at Via Varejo’s stores.

A substitute supplier for Bartira would not only be very difficult to find, but would significantly and negatively affect Via Varejo.

Specifically, with respect to the historical results of Bartira as presented on page F-14, the Company notes that the significance of Bartira to the Company’s consolidated results of operations should not be measured by Bartira’s low profitability, given its strategic supplier relationship with Via Varejo.

The Company took into account these qualitative factors in projecting expected synergies and results from the acquisition of Bartira in support of the goodwill recognized in the transaction.

SEC Comment No. 11

Please tell us in significantly greater detail what the R$95,310 thousand contingent liability recorded in conjunction with the Bartira acquisition discussed on page F-54 relates to and how you concluded the amount could be measured reliably. Refer to paragraph 23 of IFRS 3.

Response to Comment No. 11

The R$95,310 thousand contingent liability recorded in conjunction with the Bartira acquisition relates to contingent liabilities related to tax positions taken by Bartira prior to its acquisition by the Company with respect to income taxes and taxes on sales and revenues.  As of October 31, 2013, the aggregate contingent liability was approximately R$211.9 million, including estimated interest and penalties as identified and quantified as part of the due diligence process carried out by the Company in connection with the acquisition.  Based on the opinion of the Company’s external legal counsel and valuation by tax advisors as to the probability of the likely outcome with respect to these matters, the Company estimated the contingent liability at R$95,310 thousand.  The Company therefore believes that the quantification of this amount is reliable and that the estimate reflects the best available information regarding the value of the contingent liability at the date of the acquisition.

SEC Comment No. 12

You disclose that in 2013 there were developments in the claims related to the offset of Finsocial, COFINS and PIS, which led your legal counsel to change their estimation of losses from possible to probable in the amount of R$173,184 thousand. Please tell us in detail the facts and circumstances that existed as of December 31, 2012 causing you to conclude the losses were possible, and the facts and circumstances that changed during the fiscal year ended December 31, 2013 that caused you to conclude the losses were probable.

Response to Comment No. 12

The Company notes that the PIS, Cofins and Finsocial tax proceedings are mainly related to tax credits that the Company used to offset tax liabilities beginning in the late 1990s.  Brazilian tax authorities challenged the base of calculation of the tax credits.

As of December 31, 2012, the opinion of the Company’s external legal counsel was that the probability of loss related to the PIS, Cofins and  Finsocial tax proceedings was possible as the Company believed that it had presented sufficient documentary evidence to support its defense in these tax proceedings that the tax credits were properly and correctly calculated, and still the possibility to gather additional evidence in further instances.  In addition, the Company presented to the tax court what the Company at the time believed to be the necessary documentary evidence.

In 2013, the tax court issued an unfavorable decision to the Company that the evidence presented was not sufficient.  The Company, supported by its external and internal legal counsel, evaluated the decision and in light of the impossibility to find further documentary evidence to support its defense, the Company’s external legal counsel concluded that the probability of loss of the tax proceedings was probable.  Accordingly, the Company made the necessary provisions on its statement of income.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact Christophe Hidalgo of the Company at (011-55-11) 3886-0017.

Very truly yours,

/s/ Christophe Hidalgo

Christophe Hidalgo

Chief Financial Officer

/s/ Daniela Sabbag
Daniela Sabbag
Investor Relations Officer

cc: Andrew B. Jánszky and Fabiana Y. Sakai – Milbank, Tweed, Hadley & McCloy LLP